Exhibit 99.1

Industry Leader Kenny Lau joins Perion as Chief Product Officer of its
Advanced Advertiser Solutions

New position signals intensified commitment to the development of cutting-edge technology products in Commerce Media, CTV, and all AI-based solutions

NEW YORK & TEL AVIV - Sep. 19, 2023 - Perion Network Ltd. (NASDAQ and TASE: PERI), a global technology company whose synergistic solutions serve all major digital advertising channels - including search, social, display, and video/CTV  – announced today the appointment of Kenny Lau as Chief Product Officer of Perion’s Advertiser Solutions.

Through his experience in multiple domains of AdTech and large-scale platform development, Lau will expand Perion’s technology moat and ability to drive high-growth, high-margin, high-ROI solutions. Lau has held key roles at many of the industry's most prominent companies, including PubMatic, Criteo, and AdTheorent. In his most recent role as Vice President of Product of Advertiser Solutions at PubMatic, he led a global product development team of over 100 engineers and product managers.

“Perion has demonstrated its ability to develop and successfully introduce innovative solutions that consistently outperform the industry,” said Tal Jacobson, Perion’s CEO. “With Kenny’s extensive industry knowledge and experience, we are set to maintain this trend of excellence. He will be instrumental in amplifying our technological innovation and enriching our offerings in categories such as retail media, CTV, and video.”

“I have been following Perion for a while, and I couldn’t be more excited to join this great team that has proven its ability to deliver innovative solutions to a constantly evolving dynamic industry,” said Kenny Lau. “While the industry grapples with tightened spending and consolidation, Perion continues to outperform. I look forward to driving the expansion of the company’s portfolio of industry-changing products and services, further strengthening Perion’s leadership position across the AdTech ecosystem.”

About Perion Network Ltd.

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit our website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Dudi Musler
VP Investor Relations
+972 54 787 6785
dudim@perion.com

Source: Perion Network Ltd.